UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED APRIL 1, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Companies

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan for Legacy Companies

April 1, 2013 and December 31, 2012

and the Period January 1, 2013 through April 1, 2013

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan for Legacy Companies

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Companies (the Plan) as of April 1, 2013 and December 31, 2012, and the related statement of changes in net assets available for benefits for the period January 1, 2013 through April 1, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 1 2013 and December 31, 2012, and the changes in net assets available for benefits for the period January 1, 2013 through April 1, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

September 20, 2013

The Bank of America 401(k) Plan for Legacy Companies

Statements of Net Assets Available for Benefits

	April 1, 2013	December 31, 2012

Assets
Investments, at fair value (Notes 2, 5 and 6)
Money market fund	$—	$8,574,458
Mutual funds	—	2,683,125,683
Collective investment funds	—	1,080,994,139
Common stocks	—	522,837,292

Total non-Master Trust investments	—	4,295,531,572
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	—	1,188,817,893

Total investments	—	5,484,349,465

Accrued dividends and interest receivable	—	114,220
Employer contribution receivable	—	48,985,332
Employee contribution receivable	—	4,256,229
Participant notes receivable (Notes 1 and 2)	—	106,286,917
Other receivable	—	1,055,245

Total assets	—	5,645,047,408

Liabilities
Other payable	—	247,036

Total liabilities	—	247,036

Net assets reflecting all investments at fair value	—	5,644,800,372

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	—	(51,370,788)

Net assets available for benefits	$—	$5,593,429,584

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Statement of Changes in Net Assets Available for Benefits

Period January 1, 2013 Through April 1, 2013
Additions to net assets available for benefits attributable to:
Investment income
Net appreciation in fair value of investments (Note 7)	$296,407,042
Investment income from mutual funds	8,957,802
Interest and dividends	457,584

Total non-Master Trust investment income	305,822,428
Plan interest in the Stable Value Master Trust investment income	6,560,141

Total investment income	312,382,569

Contributions (Note 1)
Employees	78,602,557
Employer	43,561,306

Total contributions	122,163,863

Interest income on participant notes receivable	1,245,928
Other income	507,098

Total additions	436,299,458

Deductions from net assets available for benefits attributable to:
Benefits paid to plan participants	126,156,063
Trustee and administrative fees (Note 2)	1,949,198
Other expense	44,351

Total deductions	128,149,612

Net increase before transfer	308,149,846
Transfer to The Bank of America 401(k) Plan (Note 1)	(5,901,579,430)

Net decrease	(5,593,429,584)
Net assets available for benefits
Beginning of period	5,593,429,584

End of period	$—

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Companies (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

Plan Mergers

Effective April 1, 2013, the Plan was merged into The Bank of America 401(k) Plan (the BAC 401(k) Plan). Total assets transferred to the BAC 401(k) Plan including notes receivable from participants were $5,901,579,430.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions were not permitted prior to January 1, 2013.

All employees covered by the Plan are eligible to receive company matching contributions and, effective July 1, 2012, an annual company contribution (see Note 1: Contributions) after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

1.	Description of the Plan (Continued)

Investment Alternatives

Prior to April 1, 2013 (effective date of the merger), the Plan provided participants with a total of 30 investment alternatives. Investment alternatives included 13 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Beginning March 26, 2012 the following changes were made to the Plan’s investment alternatives:

•

The American Funds Growth Fund of America, Columbia Bond Fund, Columbia Large Cap Index Fund, Columbia Large Cap Value Fund, Columbia Marsico Focused Equities Fund, Columbia Mid Cap Index Fund, Columbia Multi-Advisor International Equity Fund, Columbia Small Cap Index Fund, Fidelity Diversified International Fund, Fidelity Real Estate Investment Portfolio and the Vanguard Institutional Total Stock Market Index Fund were removed as investment alternatives.

•

The BlackRock Capital Appreciation Fund, BlackRock Equity Dividend Fund, BlackRock Global Allocation Fund, MFS International Growth Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Pyramis Small/Mid Cap Core Fund, SSgA Real Asset Fund, T. Rowe Price Institutional Large Cap Growth Fund, Templeton Foreign Equity Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund and the Vanguard Total International Stock Index Fund were added as investment alternatives.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Contributions

Effective January 1, 2013, the Plan provides a Roth 401(k) feature that allows for after-tax contributions through salary deductions of plan-eligible compensation. The Plan provides for participants to contribute 1% to 50% of plan-eligible compensation (combined pre-tax and Roth 401(k)) as designated by the Committee. Prior to January 1, 2013, the Plan provided for participant pre-tax contributions through salary deductions ranging from 1% to 30% of plan-eligible compensation as designated by the Committee. In accordance with federal law, 2013 annual pre-tax contributions were limited to $17,500 for participants who are below age 50. Additional 2013 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

1.	Description of the Plan (Continued)

Contributions (Continued)

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company match contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Beginning July 1, 2012, the Corporation added an annual company contribution equal to 2% or 3% of the participant’s eligible compensation (from July 1, 2012 through December 31, 2012 for plan year 2012, and from January 1 through December 31 for plan years thereafter) based on the participant’s years of vesting service.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $43,561,306 for the period January 1, 2013 through April 1, 2013.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later plan years may be withdrawn in the case of disability or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan), which is a component plan of The Bank of America Pension Plan for Legacy Companies, if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

1.	Description of the Plan (Continued)

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (except in the event of retirement, severance, divestiture or death) based on the participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant loans is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan, the Pension Plan or The Bank of America Transferred Savings Account Plan (TSA) or (ii) if greater, the highest outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time, participants may have only two outstanding loans from the same plan, either one general purpose loan and one primary residence loan or two general purpose loans.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.00% for loans held by the Plan for the periods ending April 1, 2013 and December 31, 2012, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 60 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

2.	Summary of Significant Accounting Policies (Continued)

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

3.	Concentrations of Investment Risk

Effective April 1, 2013, all of the Plan’s assets were merged into the BAC 401(k) Plan (see Note 1: Description of the Plan). Investments as of December 31, 2012 that represented 5% or more of the Plan’s net assets available for benefits include the following:

Bank of America Corporation Common Stock	$522,837,170
Dodge & Cox Stock Fund	513,871,475
MFS International Growth Fund	317,993,521
T Rowe Price Institutional Large Cap Growth Fund	425,017,241
Vanguard Extended Market Index Fund	492,767,902
Vanguard Institutional Index Fund	488,962,251
Western Asset Core Bond Portfolio Fund	498,378,705
Plan interest in the Stable Value Master Trust at contract value	1,137,447,105

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, the BAC 401(k) Plan, the TSA Plan, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (ML SIP) and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (ML RAP) (collectively known as Participating Plans).

Effective December 7, 2012, the ML RAP ceased participation in the Master Trust after merging into the ML SIP. Effective April 1, 2013, the Plan ceased participation in the Master Trust after merging into the BAC 401(k) Plan. The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Standish Mellon Asset Management Company LLC. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of the investment contracts reported in the aggregate for the Master Trust was $3,851,520,263 as of December 31, 2012. The Plan had an undivided interest of 30.87% in the following assets of the Master Trust as of December 31, 2012:

	2012
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market fund	$363,423,931	$363,423,931	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	149,717,546	152,223,031	(62,684)	(2,442,801)
Constant duration synthetic guaranteed investment contracts	2,705,441,296	2,852,140,139	1,183,148	(147,881,991)
Guaranteed investment contracts	466,517,757	482,612,698		(16,094,941)

	3,685,100,530	3,850,399,799	1,120,464	(166,419,733)
Accrued expenses	(250,614)	(250,614)

Total Master Trust net assets	$3,684,849,916	$3,850,149,185	$1,120,464	$(166,419,733)

Plan interest in the Stable Value Master Trust	$1,137,447,105	$1,188,472,026	$345,867	$(51,370,788)

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

5.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

5.	Interest in the Stable Value Master Trust (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts (Continued)

underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

6.	Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2012:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

•

Collective investment funds are stated at fair values as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

6.	Fair Value Measurements (Continued)

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

•

Investment contracts held in the Master Trust are comprised of separate account GICs, general fixed maturity synthetic GICs, constant duration synthetic GICs and traditional GICs. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

There have been no changes in the methodologies used during 2013 and 2012.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2012:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market fund	$363,423,931	$—	$—	$363,423,931
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	152,223,031	—	152,223,031
Constant duration synthetic guaranteed investment contracts	—	2,852,140,139	—	2,852,140,139
Guaranteed investment contracts	—	482,612,698	—	482,612,698
Wrap contracts	—	—	1,120,464	1,120,464

Total Master Trust investments	$363,423,931	$3,486,975,868	$1,120,464	$3,851,520,263

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

6.	Fair Value Measurements (Continued)

Effective April 1, 2013, all of the Plan’s assets were merged into the BAC 401(k) Plan (see Note 1: Description of the Plan). The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2012:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market fund	$8,574,458	$—	$—	$8,574,458
Mutual funds
Balanced	22,288,722	—	—	22,288,722
Domestic large cap equity	1,427,850,967	—	—	1,427,850,967
Domestic mid cap equity	492,767,902	—	—	492,767,902
Domestic small cap equity	111,296,257	—	—	111,296,257
Fixed income	605,393,129	—	—	605,393,129
International developed equity	23,528,706	—	—	23,528,706
Collective investment funds
Balanced	—	569,945,300	—	569,945,300
Domestic large cap equity	—	190,026,448	—	190,026,448
Domestic mid cap equity	—	3,028,870	—	3,028,870
International developed equity	—	317,993,521	—	317,993,521
Common stocks	522,837,292	—	—	522,837,292

Total non-Master Trust investments	$3,214,537,433	$1,080,994,139	$—	$4,295,531,572

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the period January 1, 2013 through April 1, 2013.

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows for the period January 1, 2013 through April 1, 2013:

Mutual funds	$216,017,052
Collective investment funds	54,416,043
Common stocks	25,973,947

Net appreciation in fair value of investments	$296,407,042

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

9.	Related Party Transactions

The Plan’s cash funds are managed by BofA Global Capital Management, advised by BofA Global Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds.” BofA Global Capital Management, BofA Global Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

As of April 1, 2013 and December 31, 2012, the Plan held investments managed and administered by BofA Global Capital Management totaling $0 and $8,574,458, respectively. The Plan received interest thereon of $2,889 during the period January 1, 2013 through April 1, 2013.

As of April 1, 2013 and December 31, 2012, the Plan held investments in Bank of America Corporation Common Stock totaling $0 and $522,837,170, respectively. The Plan received dividends thereon of $454,695 during the period January 1, 2013 through April 1, 2013.

The Plan paid direct expenses to the Trustee totaling $61,696 during the period January 1, 2013 through April 1, 2013.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 1, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$—	$5,593,429,584
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	51,370,788
Benefit obligations payable	—	(1,645,168)

Net assets available for benefits per Form 5500	$—	$5,643,155,204

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Period January 1, 2013 through April 1, 2013

Total additions per the financial statements	$436,299,458
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
End of period	—
Beginning of period	(51,370,788)

Total income per Form 5500	$384,928,670

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500:

Period January 1, 2013 through April 1, 2013

Benefits paid to plan participants per the financial statements	$126,156,063
Add: Benefit obligations payable at end of period	—
Less: Benefit obligations payable at beginning of period	(1,645,168)

Benefits paid to plan participants per Form 5500	$124,510,895

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to April 1 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Federal Income Tax Status

On August 8, 2003, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. In January of 2011, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

April 1, 2013 and December 31, 2012

11.	Federal Income Tax Status (Continued)

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed as of April 1, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

12.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions were evaluated for potential recognition through September 20, 2013, the date the financial statements were available to be issued. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan for Legacy Companies

Date: September 26, 2013	/s/ DICK HO

Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.